GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

RECD S.E.C.
JAN 2 1 2003
1086

03003270

8 January 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

PROCESSED
FEB 0 3 2003
THOMSON FINANCIAL

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange yesterday.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 1/24

COMPLIANCE/SEC/COR/notification of press release

Directors' Interests in Shares of GKN plc

On 7th January 2003, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 31,990 50p ordinary shares of GKN plc at 210.75p per share, representing less than 0.01% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

7 January 2003